JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)998-9557
Email: jklein@jkleinlegal.com

March 31, 2010

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Paramount Gold and Silver Corp.

File No. 001-33630

Your letter dated February 26, 2010

Dear Ms. Parker:

On behalf of Paramount Gold and Silver Corp. (the “Company”) we respectfully request an additional extension until April 16, 2010 to respond to the Commission’s comment letter.

With respect to comments concerning our mining operations, we have been unable to confirm with our geologists proper disclosure and compliance with Industry Guide 7 as compared to the disclosure used in the Company’s 43-101 report.  This reconciliation will also impact the Company’s disclosure with respect to overall mining operations.

 As to comments regarding the Company’s financial statements, we are continuing to make changes to the financial statements and expect to deliver these statements to our auditors by early next week.

Thanking you in advance for your consideration.

Sincerely,

/s/Jeffrey Klein

Jeffrey G. Klein